SHUTTERSTOCK, INC.
60 Broad Street, 30th Floor
New York, New York 10004

October 10, 2012

Via EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:                    Mark P. Shuman, Branch Chief - Legal

Edwin Kim, Attorney-Advisor

Craig Wilson, Senior Assistant Chief Accountant

Laura Veator, Staff Accountant

Re:                             Shutterstock, Inc. Registration Statement on Form S-1 (File No. 333-181376), and corresponding Registration Statement on Form 8-A (File No. 001-35669)

Acceleration Request

Requested Date:	October 10, 2012
Requested Time:	3:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2 of the Securities Exchange Act of 1934, as amended, Shutterstock, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby authorizes Brian B. Margolis or David M. Ruff, both of whom are attorneys with the Company’s outside legal counsel, Orrick, Herrington & Sutcliffe LLP, to orally modify or withdraw this request for acceleration.

In connection with the acceleration request, the Company hereby acknowledges that:

•                  should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to Mr. Margolis at (212) 506-5125, or in his absence, Mr. Ruff at (212) 506-5391.

[Signature page follows]

Sincerely,

SHUTTERSTOCK, INC.

By:	/s/ Jonathan Oringer
Name: Jonathan Oringer
Title: Chief Executive Officer

cc:                                Timothy E. Bixby, Shutterstock, Inc.
Brian B. Margolis, Esq., Orrick, Herrington & Sutcliffe LLP
Gregory B. Astrachan, Esq., Willkie Farr & Gallagher LLP

[Signature Page to Company Acceleration Request]